EXHIBIT 99.2



            News media contacts:



            For Shawmut:                  Investor contact:
            Robert L. Guenther            Thomas R. Rice
            (203) 240-1267                (203) 728-4872

            For West Newton:
            Donald Cassidy
            (617) 630-2820


                               For Immediate Release

                        SHAWMUT NATIONAL AGREES TO ACQUIRE
                    WEST NEWTON SAVINGS BANK FOR $45.4 MILLION

            BOSTON and WEST NEWTON, Mass., March 8, 1994 - Shawmut

            National Corporation (NYSE:  SNC) said that it has signed a definitive agreement to acquire West Newton Savings Bank

            (NASDAQ: WNSB) of West Newton, MASS., for $45.4 million in cash, or $25 per share, subject to upward adjustment in

            certain circumstances if the acquisition is not completed by

            September 30, 1994.



            West Newton Savings Bank has $257 million in assets and five branches in West Newton, Lincoln, Sherborn, Sudbury, and

            Wayland.



            Joel B. Alvord, chairman and chief executive officer of

            Shawmut, said, "West Newton Savings Bank has all the

            attributes of the kinds of acquisitions we like, namely, a leading market share in the communities that it serves, a

            high-quality balance sheet,


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            Shawmut Bank - Page Two



            and an attractive market.  This acquisition will further

            strengthen Shawmut's franchise in Boston's western suburbs.



            "Customers of West Newton will continue to receive the same high standards of service to which they are accustomed.  In addition, we will offer them the convenience and full

            product menu of New England's leading bank."



            Richard H. Dionne, chairman of West Newton Savings Bank,

            said, "The transaction is in the best interests of West

            Newton's stockholders, and I believe that West Newton and

            its customers will be well-served by Shawmut."



            The transaction is subject to approval by West Newton

            stockholders and various regulatory agencies and is expected to be consummated by September 30.  Upon completion of the transaction, West Newton Savings Bank will become part of

            Shawmut Bank, N.A.  In connection with the agreement, West

            Newton has granted Shawmut an option, exercisable under

            certain circumstances, to acquire 19.9% of West Newton's

            then-outstanding common stock at $21 per share.


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            Shawmut Bank - Page Three



            Shawmut National is a $27 billion bank holding company with dual headquarters in Boston and Hartford.  The corporation serves the financial needs of consumers, businesses,

            institutions, and state and local government through a

            network of more than 250 branches in Massachusetts,

            Connecticut, and Rhode Island.



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